UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2010

Commission File No. 0-29208

RTN STEALTH SOFTWARE INC.

Registrant's Name

1250 West Hastings Street, Vancouver, B.C., V6E 2M4

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Notice of Meeting and Record Date dated April 26, 2010

99.2

Audited financial statements for the year ended December 31, 2009

99.3

Management’s Discussion & Analysis for the year ended December 31, 2009

99.4

Form 52-109FV1 – Certification of Annual Filings – CEO

99.5

Form 52-109FV1 – Certification of Annual Filings – CFO

99.6

News Release dated April 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTN STEALTH SOFTWARE INC.

(Registrant)

By

/s/ Lucky Janda

Lucky Janda,

President and CEO

Date     May 5, 2010